Fellazo Inc.

Jinshan Building East, Unit 1903
568 Jinshan West Road
Yong Kang City, Zhejiang Province, China 321300

Division of Corporation Finance

Office of Financial Services
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: David Gessert

May 21, 2019

Re:	Fellazo Inc.
Draft Registration Statement on Form S-1
Submitted April 2, 2019
CIK No. 0001771928

Dear Mr. Gessert:

On behalf of Fellazo Inc., a Cayman Islands exempted company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on April 29, 2019, regarding the Draft Registration Statement on Form S-1 submitted to the Commission on April 2, 2019 (the “S-1”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

DRS S-1 Filed April 2, 2019

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Cover Page

2.	In your next amendment or public filing, please provide an agent for service on the front of your registration statement.

Response: We acknowledge the Staff’s comment and have listed our Chief Executive Officer as our agent for service on the front of our registration statement.

3.	Please revise to disclose on the cover page of the preliminary prospectus that your efforts in identifying a prospective target business will not be limited to a particular industry or geographic region.

Response: We acknowledge the Staff’s comment and have revised the S-1 to disclose on the cover page of the preliminary prospectus that our efforts in identifying a prospective target business will not be limited to a particular industry or geographic region.

Summary

Business Strategy, page 2

4.	We note your disclosure in the section entitled "Proposed Business-Area of Focus" on page 77 regarding the market for healthcare foods and supplements. If you intend to focus your efforts on acquiring an operating company in the healthcare food industry specifically, as opposed to the health and wellness sector in general, please revise to clarify here and throughout your prospectus as necessary.

Response: We acknowledge the Staff’s comment and have revised the S-1 to clarify that we intend to focus our efforts on acquiring an operating company in the health food and supplements sector throughout our prospectus, particularly in the section entitled “Business Strategy” on page 2 and section entitled "Proposed Business-Area of Focus" on page 78.

Initial Business Combination, page 4

5.	Please revise the disclosure related to the additional funds your sponsor is required to deposit into the trust account in the event you extend the period of time to complete a business combination to state that such deposit(s) would be in the form of a loan. In this regard we note your disclosure on page 10 in the section entitled "Ability to extend time to complete business combination."

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 5 of the S-1 to clarify that the additional funds our sponsor is required to deposit into the trust account in the event we extend the period of time to complete a business combination would be made in the form of a loan.

Proposed Business

Area of Focus, page 77

6.	Please expand your disclosure here to describe the types of products and services that characterize the healthcare foods and supplements markets in which you plan to focus your acquisition efforts. In addition, please revise your disclosure on page 84 under the heading "Alternative structures to comply with regulation in certain Chinese industries" to specifically discuss the regulations that you may need to comply with if you conduct a business combination with a business in the healthcare foods and supplements sector.

Response: We acknowledge the Staff’s comment and have expanded our disclosure on page 78 of the S-1 to describe the types of products and services that characterize the healthcare food and supplement markets in which we plan to focus our acquisition efforts. In addition, we have revised and added disclosure on page 86 under the heading "Other regulatory considerations" to discuss the regulations that we may need to comply with if we conduct a business combination with a business in the healthcare food and supplements sector.

Description of Securities

Redeemable Warrants—Public Warrants, page 120

7.	Given that each warrant is exercisable for one ordinary share, please tell us why it is necessary to exchange an even number of warrants to ensure warrants are exercised for a whole number of shares.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 121 of the S-1 accordingly.

Financial Statements, page F-3

8.	We note your disclosure in Note 8 that in March 2019 you amended and restated your memorandum and articles of association to increase your authorized capital stock from 50,000 ordinary shares with a par value of $1.00 per share to 100,000,000 ordinary shares with a par value of $0.0001 per share. It appears you have retrospectively presented your authorized shares for this action but have not retrospectively presented your shares issued and outstanding. Please revise the presentation of your shares issued and outstanding at December 31, 2018 to reflect your amendments and revise the amounts prescribed to common stock and additional paid-in capital if appropriate.

Response: We acknowledge the Staff’s comment and have revised the presentation of our issued and outstanding capital stock at December 31, 2018 to reflect our amendments and revised the amounts prescribed to common stock and additional paid-in capital on page F-3.

* * *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Nicholas Ting Lun Wong
Nicholas Ting Lun Wong

3